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                              May 16, 2024

       Lichen Dong
       Chairman of the Board
       Next Technology Holding Inc.
       Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2, Guiwan Area, Nanshan District, Shenzhen, China 518000

                                                        Re: Next Technology
Holding Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 8, 2024
                                                            File No. 001-41450

       Dear Lichen Dong:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate
schedule to be filed. You state that shareholders holding 51.17% of the voting power of all
shares of Common Stock as of the Record Date executed a written consent including
consenting shareholders that hold less than 5% of your outstanding common stock. Based on
your disclosure, you may have engaged in a solicitation in order to obtain these
consents. In your response letter, please describe each consenting
                                                        shareholder   s
relationship to the company as well as the sequence of events through which the consents of these
shareholders were obtained and provide your analysis as to whether such activities
constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired
about the voting intentions of the shareholders that consented to these actions. Alternatively,
file a preliminary proxy statement on Schedule 14A.
   2. Please revise to provide all of the disclosure required by Item 6 of Schedule 14A. To the extent there has or
will be a change of control, revise your disclosure to identify the persons who acquired
control and the percentage of voting securities now beneficially
 Lichen Dong
Next Technology Holding Inc.
May 16, 2024
Page 2
      owned directly or indirectly by the persons who acquired control and any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should also be described.
      Refer to Item 6(e) of Schedule 14A and instruction 2 thereunder for additional guidance. In addition, disclose whether you will be a "controlled company" under Nasdaq rules. Finally, describe more clearly the impact that this change in control will have on existing stockholders' voting power, as well as the level of dilution existing stockholders may experience.
3. We note your statement that, "The shares and warrant shares to be issued pursuant to the
      Amendment have not been registered under the Securities Act of 1933, as amended, and accordingly, may not be offered or sold within the United States in the absence of an effective registration or an applicable exemption from the registration requirements."
      Please disclose whether you intend to file a registration statement in connection with this transaction or please identify the exemption claimed and describe the facts supporting your reliance on it.
4.    Please revise to provide the disclosure required by Items 11 and 13(a) of
Schedule 14A, or
      tell us why it is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameLichen Dong
                                                            Division of
Corporation Finance
Comapany NameNext Technology Holding Inc.
                                                            Office of
Technology
May 16, 2024 Page 2
cc:       Meng Lai
FirstName LastName